PRESS RELEASE

FAHNESTOCK VINER HOLDINGS INC. ANNOUNCES MERGER OF FORST OF MICHIGAN CAPITAL CORPORATION AND FMCC ACQUISITION CORP.

New York, New York and Detroit, Michigan, July 31, 1997... As previously announced, Fahnestock Viner Holdings Inc. (FVH on NYSE and FHV.A on TSE) ("Fahnestock") successfully completed its US$15.00 per share cash tender offer (the "Offer") for all outstanding shares of common stock of First of Michigan Corporation (FMG on CSE) ("First of Michigan") and accepted for payment the 2,490,757 outstanding shares of common stock, that were validly tendered and not withdrawn.

Today, as the owner of more than 90% of the outstanding common stock of First of Michigan, FMCC Acquisition Corp. consummated a back-end "short-form" merger of FMCC Acquisition Corp. with and into First of Michigan. Holders of common stock of First of Michigan who did not tender their shares in the Offer will receive the merger consideration of US$15.00 net per share or may exercise statutory appraisal. Notice of the merger will be sent to the remaining shareholders instructing them on the procedure to deliver their certificates formerly representing shares of common stock of First of Michigan for the merger consideration and their appraisal rights.

Fahnestock, through its principal subsidiary, Fahnestock & Co. Inc., is engaged in securities brokerage and trading and offers investment advisory and related financial services. Fahnestock employs approximately 525 investment executives and operates 49 retail branches principally in the U.S. Northeast, Midwest and Florida.

First of Michigan, through its subsidiaries, is engaged in securities brokerage and trading and investment banking. Its principal subsidiary, First of Michigan Corporation, is a member of the New York Stock Exchange. First of Michigan employs approximately 280 investment executives and operates 34 retail branches, of which 33 are located in Michigan.

For further information:
Albert G. Lowenthal, Chairman and Chief Executive Officer
Fahnestock Viner Holdings Inc.
(212) 668-8000

Mark Shobe, President
First of Michigan Capital Corporation
(313) 259-2600